UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934

(Amendment No._)


	Par Technology Corporation
	(Name of Issuer)

	Common stock, $.02 par value
	(Title of Class of Securities)

	698884103
	(CUSIP Number)


January 16, 2015
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 698884103	SCHEDULE 13G	Page 2 of 6


1	Name of Reporting Person	Eliot Rose Asset Management, LLC
	IRS Identification No. of Above Person	04-3649045

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
	(See instructions)	(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Rhode Island

			5	Sole Voting Power

				1,570,150

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,570,150

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,570,150

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row (9)

	10.1%

12	Type of Reporting Person (see instructions)

	OO, IA


CUSIP No. 698884103	SCHEDULE 13G	Page 3 of 6


1	Name of Reporting Person	Gary S. Siperstein
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
	(See instructions)		(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				1,570,150

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,570,150

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,570,150

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row (9)

	10.1%

12	Type of Reporting Person (see instructions)

	IN


 CUSIP No. 698884103	SCHEDULE 13G	Page 4 of 6


Item 1(a).	Name of Issuer.

	Par Technology Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices.

	8383 Seneca Turnpike, New Hartford, NY  13413

Item 2(a).	Names of Persons Filing.

	Eliot Rose Asset Management, LLC and Gary S. Siperstein.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The office address for Eliot Rose Asset Management, LLC
and Gary S. Siperstein is 1000 Chapel View Blvd., Suite 240,
Cranston, RI  02920

Item 2(c).	Citizenship.

	Eliot Rose Asset Management, LLC is a Rhode Island limited liability company, Gary S. Siperstein is a United
States citizen.

Item 2(d).	Title of Class of Securities.

	Common stock, $.02 par value

Item 2(e).	CUSIP Number.

	698884103

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).


CUSIP No. 698884103	SCHEDULE 13G	Page 5 of 6

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution: [ ]

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Eliot Rose Asset Management, LLC is deemed to be the beneficial owner of the number of securities reflected in
Item 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Eliot Rose Asset Management, LLC acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. Gary
S. Siperstein is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 on page three (3) of this Schedule 13G pursuant to his ownership interest in Eliot Rose Asset Management, LLC.



CUSIP No. 698884103	SCHEDULE 13G	Page 6 of 6

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Eliot Rose Asset Management, LLC and Gary S. Siperstein certify that, to the best of their knowledge and belief, the securities referred to above on pages two (2) and three (3), respectively, of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature

	After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:	January 23, 2015

	Eliot Rose Asset Management, LLC

	/s/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein
	its: Managing Member


	Gary S. Siperstein

	/s/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)